SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

98418W992

(CUSIP Number)

Robert B. Knauss, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Maurice Hoo, Esq.
Orrick, Herrington & Sutcliffe
43/F, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
+852-2218-9100

March 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98418W992
1.	Names of Reporting Persons. WP X Investments IV Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,624,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,624,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,624,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) CO

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,356,656* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,356,656* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,356,656* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) PN

* Such amount includes 969,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 267,344* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 267,344* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,344* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) PN

* Such amount includes 31,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,624,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,624,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,624,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) PN

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus X LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,624,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,624,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,624,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) OO

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,624,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,624,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,624,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) OO

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,624,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,624,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,624,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) PN

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,624,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,624,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,624,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) OO

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,624,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,624,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,624,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) IN

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,624,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,624,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,624,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) IN

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

Pursuant to Rule 13d-2 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed on November 12, 2010 (the “Original Schedule 13D”), as previously amended by Amendment No. 1, filed on June 21, 2011 (“Amendment No. 1”) and Amendment No. 2, filed on June 27, 2011 (“Amendment No. 2”, and together with the Original Schedule 13D, Amendment No.1, and this Amendment No. 3, the “Schedule 13D”). This Schedule 13D is being filed by (i) WP X Investments IV Ltd., a Cayman Islands company (“WP X LTD”) and a wholly owned subsidiary of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), and Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and together with WP X, the “WP X Funds”), (ii) WP X, (iii) WPP X, (iv) Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the WP X Funds (“WP X LP”), (v) Warburg Pincus X LLC, a Delaware limited liability company and the sole general partner of WP X LP (“WP X LLC”), (vi) Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WPP LLC”), (vii) Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), (viii) Warburg Pincus LLC, a New York limited liability company that manages each of the WP X Funds (“WP LLC”), (ix) Charles R. Kaye and (x) Joseph P. Landy, each of Messrs. Kaye and Landy a Managing General Partner of WP and a Co-Chief Executive Officer and Managing Member of WP LLC, each of whom may be deemed to control WP X LTD, the WP X Funds, WP X LP, WP X LLC, WPP LLC, WP and WP LLC (Mr. Kaye, Mr. Landy, WP X LTD, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP and WP LLC collectively being referred to as the “Warburg Pincus Reporting Persons”). This Amendment No. 3 relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Xueda Education Group, an exempted company incorporated in the Cayman Islands (the “Company”). American Depositary Shares (each an “ADS”) of the Company are listed on the New York Stock Exchange under the symbol “XUE”. Each ADS represents two (2) Ordinary Shares. The principal executive offices of the Company are located at A-4 Xibahe Beili, Chaoyang District, Beijing 100028, People’s Republic of China.

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Xueda Repurchase Agreement

On March 25, 2014, WP X LTD and the Company entered into a Share Repurchase Agreement (the “Xueda Repurchase Agreement”) pursuant to which the Company agreed to repurchase from WP X LTD 6,000,000 Ordinary Shares, par value $0.0001 per share, of the Company at a purchase price of $2.59 per Ordinary Share.  Such transaction was closed on March 26, 2014 (the “Xueda Closing”).

A copy of the Xueda Repurchase Agreement is attached hereto as Exhibit H. The description of the above mentioned document contained herein is qualified in its entirety by reference to Exhibit H, which is incorporated herein by reference.

Upon the Xueda Closing, WP X LTD shall hold an aggregate of 8,624,000 Ordinary Shares of the Company (including 2,000,000 Ordinary Shares represented by ADSs), representing 6.6% of the Company’s total outstanding Ordinary Shares as of March 26, 2013, as reported in the Company’s Form 20-F filed with the United States Securities and Exchange Commission on April 3, 2013.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)            The percentages used herein are calculated based upon the 130,669,020 Ordinary Shares that were outstanding as of March 26, 2013, as reported in the Company’s Form 20-F filed with the United States Securities and Exchange Commission on April 3, 2013.

Upon the Xueda Closing, WP X LTD shall be the direct owner of 8,624,000 Ordinary Shares, representing approximately 6.6% of the outstanding Ordinary Shares. WP X shall be the indirect owner of 8,356,656 Ordinary Shares, representing approximately 6.4% of the outstanding Ordinary Shares. WPP X shall be the indirect owner of 267,344 Ordinary Shares, representing less than 1% of the outstanding Ordinary Shares of the Company. Accordingly, following the Xueda Closing, the WP X Funds may be deemed to beneficially own an aggregate of 8,624,000 Ordinary Shares, representing approximately 6.6% of the outstanding Ordinary Shares of the Company.

Due to their respective relationships, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 8,624,000 Ordinary Shares. Each of the WP X Funds, WP X LP, WP X LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares of which WP X LTD has beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Ordinary Shares of the Company other than the Ordinary Shares of the Company owned of record by such Warburg Pincus Reporting Person.

(b) Upon the Xueda Closing, each of WP X LP, WP X LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy shall be deemed to share with WP X LTD and the WP X Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 8,624,000 Ordinary Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Persons or any of their affiliates constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(c) Except for the transactions described in Item 4 above, during the last sixty (60) days there were no other transactions in the Ordinary Shares effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or managing directors as set forth on Schedule I to the Original Schedule 13D.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The Xueda Repurchase Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Xueda Repurchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Xueda Repurchase Agreement, a copy of which is attached hereto as Exhibit H.

Item 7. Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit H – Xueda Repurchase Agreement, dated March 25, 2014, between Xueda Education Group and WP X Investments IV Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 26, 2014                                                        WP X INVESTMENTS IV LTD.

By:      /s/ Tara O'Neill
Name: Tara O’Neill
Title: Director

Dated: March 26, 2014                                                        WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:      /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 26, 2014                                                        WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:      /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 26, 2014                                                        WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:      /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 26, 2014                                                        WARBURG PINCUS X LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:      /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 26, 2014                                                        WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

By:      /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 26, 2014                                                        WARBURG PINCUS & CO.

By:      /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 26, 2014                                                        WARBURG PINCUS LLC

By:      /s/ Robert B. Knauss
    Name: Robert B. Knauss
Title: Managing Director

Dated: March 26, 2014                                                        CHARLES R. KAYE

By:    /s/ Robert B. Knauss
          Robert B. Knauss, Attorney-in-fact*

Dated: March 26, 2014                                                        JOSEPH P. LANDY

By:   /s/ Robert B. Knauss
                     Robert B. Knauss, Attorney-in-fact*

*       The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.